P.E. 1/25/02

1-14460

index on pg. 2

02012673

[redacted]IES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K



**REPORT ON FOREIGN PRIVATE ISSUER**

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 25, 2002



**AGRIUM INC.**

(Exact name of registrant as specified in its charter)

| **Alberta, Canada** | **0-25742** | **91-158568** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

**13131 Lake Fraser Drive Calgary, Alberta, Canada T2J 7E8**

(Address of principal executive offices)

| | |
|---|---|
| Registrant's telephone, including area code: | **(403) 225-7000** |
| Former name or former address, if changed since last report: | **Suite 426, 10333 Southport Road SW, Calgary, Alberta, Canada, T2W 3X6** |

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ______ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.

B.G. Waterman
Senior Vice President, Finance and Chief Financial Officer

# EXHIBIT LIST

Press Release #02-001 dated January 25, 2002 (as issued by the Registrant and as filed with The Toronto Stock Exchange).

Agrium

**NEWS**

***For Immediate Release***

02-001
Date: January 25, 2002

Contact:
Investor/Media Relations:
Jim Pendergast
Phone (403) 225-7357
Fax (403) 225-7609

*E-mail:* investor@agrium.com
WWW: http://www.agrium.com

# Agrium Update on Argentina

**ALL AMOUNTS ARE STATED IN U.S.$**

---

CALGARY, ALBERTA – Agrium Inc. (TSE and NYSE: AGU) (Agrium) announced today that legislative changes enacted by the Government of Argentina on January 6, 2002, are expected to negatively affect the value of certain balance sheet accounts of its Argentine subsidiaries Agroservicios Pampeanos S.A. (ASP) and Profertil S.A. (Profertil). This legislation has been implemented through a series of government decrees issued since January 6, 2002. ASP is a 100 percent owned subsidiary and Profertil is 50 percent owned by Agrium and 50 percent owned by Repsol-YPF, S.A.

Agrium conducted its business in Argentina principally on a U.S. dollar basis to protect the company from the potential of a peso currency devaluation. Agrium's contracts provided that any settlement in pesos was the amount required to equal the U.S. dollar value at the date of settlement. The only significant currency exposure Agrium had in Argentina was through Value Added Tax (VAT) and income tax payments to the Argentine government, which were necessarily peso based transactions.

On January 6, 2002, the Government of Argentina cancelled the long-standing currency convertibility law which had established a conversion rate of one Argentina peso for one U.S. dollar. In its place, the Government created a "commercial peso" exchangeable at 1.40 pesos for one U.S. dollar, and a "free floating peso", the exchange rate for which has been very volatile and has recently traded at levels of 1.80 to 1.85 pesos for one U.S. dollar. All peso denominated monetary assets therefore experienced significant devaluation losses.

Agrium's peso denominated exposure at December 31, 2001, was approximately $73-million, which represented the amount exposed to currency fluctuations. The estimated book loss relating to currency devaluation at year-end is approximately $30-million at an exchange rate of 1.70 pesos for one U.S. dollar. This amount is almost entirely a long-term receivable for VAT creditable against future income and sales taxes owing to the Government of Argentina.

Further decrees issued since January 6, 2002 forced conversion of U.S. dollar assets, such as accounts receivable, to peso denominated assets, which has eliminated the protection that Agrium had to currency fluctuations through transacting business principally on a U.S. dollar basis. The legislation effectively prohibited the conversion of U.S. dollar amounts to the equivalent market value in Argentine pesos. The legislation mandated conversion at a below market rate, which effectively resulted in a confiscation of a portion of the value of Agrium's U.S. dollar based assets. The extent of loss on forced conversion of U.S. dollar based assets to peso assets is not currently determinable, since the specific rate of conversion is not yet clear. It does appear clear however that the conversion will be at a below market rate. As at December 31, 2001, the total amount of U.S. dollar assets exposed to the loss on conversion to pesos is $65-million. The loss will be the difference between the market rate and the mandated conversion rate.

The finalization of Agrium's December 31, 2001 financial statements requires resolution of the amount of the losses and the amount of the loss to be recognized as at December 31, 2001. The announcement of Agruim's 2001 results will therefore occur when these issues have been resolved.

Profertil's major asset is a world-scale nitrogen facility located in Bahia Blanca, Argentina. ASP's major asset is 18 farm centres located in the prime agricultural region of Argentina. In 2001, ASP and Profertil accounted for 8 percent of Agrium's consolidated revenue.

Agrium Inc. is a leading global producer and marketer of fertilizer and a major retail supplier of agricultural products and services in both North America and Argentina. The Corporation produces and markets four primary groups of fertilizers: nitrogen, phosphate, potash and sulphur. The Corporation's strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.